UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Entegris, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29362U104 (CUSIP Number)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29362U104	13G/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James E. Dauwalter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 933,191 6 SHARED VOTING POWER 3,440,137 7 SOLE DISPOSITIVE POWER 933,191 8 SHARED DISPOSITIVE POWER 3,440,137

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,373,328
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.86%
12	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.	(a)	Name of Issuer: Entegris, Inc.

	(b)	Address of Issuer’s Principal Executive Office: 3500 Lyman Boulevard Chaska, MN 55318

Item 2.	(a)	Name of Person Filing: James E. Dauwalter

	(b)	Address of Principal Business Office: 3500 Lyman Boulevard Chaska, MN 55318

	(c)	Citizenship: U.S.A.

	(d)	Title of Class of Securities: Common Stock, $.01 par value

	(e)	CUSIP Number: 29362U104

Item 3.	Not Applicable.

Item 4.	Ownership

(a)

Amount beneficially owned:

4,373,328 shares. The number of shares beneficially owned as of December 31, 2004 includes 97,061 shares held directly, of which 37,917 were issued pursuant to a restricted stock grant and are subject to forfeiture if certain obligations such as continued employment are not met; 260,996 shares held by family members; 252,145 shares allocated to Mr. Dauwalter’s account under the Entegris, Inc. ESOP; 2,926,996 shares held in family trusts, foundations, and other entities; and an aggregate of 836,130 shares subject to stock options exercisable within 60 days.

(b) Percent of Class: 5.86%

(c) Number of Shares as to Which Such Person Has:

(i) sole power to vote or direct the vote: 933,191

(ii) shared power to vote or direct the vote: 3,440,137

(iii) sole power to dispose or direct the disposition of: 933,191

(iv) shared power to dispose or to direct the disposition of: 3,440,137

Item 5.	Not Applicable.

Item 6.	Not Applicable.

Item 7.	Not Applicable.

Item 8.	Not Applicable.

Item 9.	Not Applicable.

Item 10.	Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2005

By:	/s/ James E. Dauwalter
James E. Dauwalter